Exhibit 99.12

To: NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2025, we hereby consent to the references in the Annual Report and in NexGen Energy Ltd.’s Registration Statement on Form F-10 (File No. 333-275839) (the “Registration Statement”), to our firm’s name and to the inclusion and incorporation by reference in the Annual Report and Registration Statement of extracts from or summaries of sections for which we have assumed responsibility in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

Dated: March 3, 2026

/s/ Wood Canada Limited

Wood Canada Limited